FaZe Holdings Inc.
720 North Cahuenga Boulevard
Los Angeles, CA 90038

September 6, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ransom
Brian Fetterolf

Re:	FaZe Holdings Inc.
Registration Statement on Form S-1
File No. 333-273903

Dear Ms. Ransom and Mr. Fetterolf:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FaZe Holdings Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 9:15 a.m. Eastern time on September 11, 2023, or as soon as practicable thereafter.

Please contact Era Anagnosti of DLA Piper LLP (US) at (202) 799-4000 with any questions, and please notify her when this request for acceleration has been granted.

Sincerely,

FAZE HOLDINGS INC.

By:	/s/ Lee Trink
	Name:	Lee Trink
	Title:	Chief Executive Officer

cc:	Era Anagnosti, DLA Piper LLP (US)
Kyron Johnson, FaZe Holdings Inc.